VIA EDGAR

June 5, 2008

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (Registration Nos. 333-103022 and 811-21295), JPMorgan Total Return Fund -- Post-Effective Amendment No. 72, filed on May 5, 2008 (the "Registration Statement")

Dear Mr. O’Connor:

Pursuant to your request, this letter is provided in response to the comments that you provided to me on Friday, May 30, 2008 concerning the Registration Statement for the JPMorgan Total Return Fund (the "Fund"). The following is a summary of your comments as well as our responses on behalf of JPMorgan Trust I (the "Trust"). Each one of your comments is repeated below, followed by the Trust’s response. Please let me know if you have any questions concerning our response.

Fund Summary – Principal Investment Strategies and Risks

1.

Comment: The Prospectus indicates that the debt investments of the Fund may be of any maturity, but under normal market conditions the Fund's duration will be within one year of that of the Lehman Brothers U.S. Aggregate Index. Please provide the historical or current duration of the Lehman Brothers U.S. Aggregate Index, and explain the concept of duration and related risks.

Response: The Trust has deleted references to the expected duration of the Fund.

2.

Comment: The Prospectus indicates that under normal circumstances the Fund will invest 65% of its total assets in securities that, at the time of purchase, are rated investment-grade by Moody's Investor Services, Inc., Standard & Poor's Corporation, Fitch Rating, or the equivalent by another national rating organization. The Prospectus also indicates that up to 35% of total assets may be invested in securities rated below investment grade. Please provide the ratings of the referenced national rating organizations indicating what constitutes investment-grade versus non-investment-grade securities.

Response: The requested change has been made.

3.

Comment: In the Fund's description of the principal risk titled "High Portfolio Turnover," please add a statement indicating that increased portfolio turnover may result in short-term capital gains that will generally be taxable to shareholders as ordinary income.

Response: The requested change has been made.

4.

Comment: Please clarify whether the Fund will invest in securities issued by the U.S. government (such as Treasury notes or bonds) or whether it will only invest in securities issued by agencies and instrumentalities of the U.S. government.

Response: The Trust hereby confirms that the Fund may invest in securities issued by the U.S. Government, and the Prospectuses have been revised accordingly.

How to Do Business with the Fund

5.

Comment: Please confirm supplementally that the Trust complies with the requirements in Rule 22c-2 under the Investment Company Act of 1940 with respect to entering into written agreements with intermediaries.

Response: The Trust confirms that it so complies.

6.	Comment: The subsection “When can I redeem shares?” provides as follows:

Redemption orders accepted by the Fund or a Financial Intermediary before 4:00 p.m. Eastern Time (ET) (or before the NYSE closes, if the NYSE closes before 4:00 p.m. ET) will be effective at that day's price. Your Financial Intermediary may have an earlier cutoff time for redemption orders.

The term “accepted” should be replaced with the term “received” or “received in good order.”

Response: The requested change has been made.

___________________

We acknowledge the following on behalf of the Trust: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

I hope that the foregoing is responsive to your comments. If you have any questions or require any clarification concerning the foregoing, please call me at (202) 508-4671. Thank you for your efforts in reviewing the Registration Statement.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda, Esq.